BofA Securities, Inc.

One Bryant Park
New York, NY 10036
United States of America

Citigroup Global Markets Inc.

388 Greenwich Street
New York, NY 10013

United States of America

As representatives of the prospective underwriters

VIA EDGAR

November 9, 2022

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Frank Knapp

Mr. Robert Telewicz

Mr. Ronald (Ron) E. Alper

Mr. Jeffrey Gabor

Re:         Atour Lifestyle Holdings Limited (the “Company”)

Registration Statement on Form F-1, as amended (Registration No. 333-256881)

Registration Statement on Form 8-A (Registration No. 001-40540)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:30 p.m., Eastern Time on November 10, 2022, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between November 7, 2022 and the date hereof, approximately 577 copies of the preliminary prospectus of the Company dated November 7, 2022 were distributed to underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

BOFA SECURITIES, INC.

By:	/s/ Shelton Tsui
Name:	Shelton Tsui
Title:	Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Kara Wang
Name:	Kara Wang
Title:	Managing Director

[Underwriters Acceleration Request]